Exhibit 99.1
HOLLINGER INC.

Wesley Voorheis Named Chief Executive Officer

TORONTO – June 20, 2007 – Hollinger Inc. (TSX:HLG.C) (TSX:HLG.PR.B) announced that it has today entered into a definitive agreement pursuant to which Wesley Voorheis has been appointed as Chief Executive Officer of Hollinger.

Under the terms of the agreement, which is effective as of April 16, 2007, VC & Co. Incorporated, a corporation controlled by Mr. Voorheis, will be paid a base fee of $75,000 per month.  VC & Co. will also be paid $169,500 in respect of accomplishments of Mr. Voorheis since he began rendering executive services to Hollinger on January 15, 2007.

VC & Co. will also be eligible for additional milestone fees based on substantial completion of certain milestone achievements. These include a milestone fee of $1.2 million upon substantial completion of a refinancing of Hollinger's outstanding senior notes or a resolution of the outstanding issues with the holders of the senior notes and, provided this milestone has been achieved, an additional milestone fee of $1.4 million upon the completion of (i) the sale or other disposition by Hollinger of substantially all of its shares of Sun-Times Media Group, Inc., (ii) the sale or other disposition of a majority of the outstanding common shares of Hollinger in a transaction that is supported by Hollinger’s board of directors, or (iii) the sale or other disposition of all or substantially all the assets of Hollinger or Sun-Times.

Mr. Voorheis was issued options on May 7, 2007 to acquire 1,000,000 common shares of Hollinger at the then current market price.  In the event that, during the 12 months following January 15, 2007, Hollinger issues additional common shares or securities which are convertible into, or carry the right to receive or provide Hollinger with the right to issue, additional common shares (or other equity-like securities), VC & Co. will be entitled, upon Mr. Voorheis exercising any such options, to an additional cash payment in certain circumstances.

The agreement also provides for certain payments to VC & Co. in specified circumstances where the agreement is terminated in connection with a change of control of Hollinger occurring on or after August 15, 2007.  These circumstances include where VC & Co. terminates the agreement for Good Reason, which includes any termination by VC & Co. during the three-month period commencing on the date which is 90 days following such a change of control.

A copy of the agreement will be available shortly at www.sedar.com.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area.  Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media Contact

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext 262

baziz@hollingerinc.com